1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

July 25, 2005
Results for the year
ended June 30, 2005
* The information contained herein is based on Korean GAAP.

Seoul, Korea, July 25, 2005 – SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the year ended June 30, 2005.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.
Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with The U.S. Securities and Exchange Commission (SEC).

I.	Financial Highlights
•	Summary of Income Statement

(KRW bn)	Q2. ’05	Q2. ’04	Change		Q2. ’05	Q1. ’05	Change
Operating revenue	2,527	2,384	6%		2,527	2,412	5%
Operating expenses	1,814	1,921	-6%		1,814	1,797	1%
Operating income	713	463	54%		713	614	16%
Operating margin	28.2%	19.4%	8.8	%p	28.2%	25.5%	2.8	%p
Other income	44	72	-39%		44	56	-20%
Other expenses	107	124	-14%		107	123	-13%
Ordinary income	651	411	58%		651	547	19%
Net income	467	299	56%		467	368	27%
Net margin	18.5%	12.5%	6.0	%p	18.5%	15.3%	3.2	%p
EBITDA[1]	1,103	868	27%		1,103	984	12%
EBITDA margin	43.7%	36.4%	7.3	%p	43.7%	40.8%	2.9	%p
•	Other Main Items

(KRW bn)	Q2. ’05	Q2. ’04	Change		Q2. ’05	Q1. ’05	Change
Wireless Internet sales	597	417	43%		597	548	9%
% of Cellular revenue	26.0%	19.0%	6.9	%p	26.0%	25.0%	1.0	%p

Marketing expenses	442	575	-23%		442	436	1%
- Marketing commissions	376	488	-23%		376	380	-1%
- Advertising	66	87	-24%		66	56	17%
% of Revenue	17.5%	24.1%	-6.6	%p	17.5%	18.1%	-0.6	%p

Capital expenditure	278	358	-22%		278	90	207%
% of Revenue	11.0%	15.0%	-4.0	%p	11.0%	3.7%	7.2	%p

Interest-bearing debt	3,596	4,299	-16%		3,596	3,787	-5%
Debt/Equity ratio	49.6%	67.8%	-18.2	%p	49.6%	55.5%	-5.9	%p

[1]	EBITDA = Operating income + Depreciation (including R&D related depreciation)

II.	Financial Results
1.	Income Statement
A.	Operating revenue

(KRW bn)	Q2. ’05	Q2. ’04	Change		Q2. ’05	Q1. ’05	Change
Sign-up fees	59	57	3%		59	61	-4%
Monthly fees	650	756	-14%		650	667	-3%
Call charges	894	875	2%		894	825	8%
VAS & others	98	89	11%		98	94	5%
Wireless Internet sales	597	417	43%		597	548	9%
% of Cellular service	26.0%	19.0%	6.9	%p	26.0%	25.0%	1.0	%p
Total cellular service	2,299	2,194	5%		2,299	2,195	5%
Interconnection revenue	228	190	20%		228	217	5%
L -> M	102	101	1%		102	102	1%
M -> M	126	89	41%		126	116	9%
Operating revenue	2,527	2,384	6%		2,527	2,412	5%
1)	Sign-up fees
     - The QoQ decrease was due to decrease in the number of new subscribers.
2)	Monthly fees
     - The YoY decrease was due to the tariff cut in monthly fee implemented in September 1, 2004, which was partly offset by increase in average subscriber number.
     - The QoQ decrease was due to increase in phone mail discount from increased usage, as phone mail discount is reflected in monthly fees. (Phone mail discount: ‘05 1Q. KRW 134.7 bn à ‘05 2Q. KRW 171.7 bn)
3)	Call charges
     - The YoY and QoQ increase was due to increase in number of business days and average number of subscribers.
4)	VAS & others
     - The YoY and QoQ increase was due to increase in the number of VAS subscribers.
5)	Wireless Internet sales
     - The YoY and QoQ increase was due to the continued adoption of high-end handsets and increased usage of new services and unlimited SMS tariff plan together with increase in data free tariff plan subscribers.
6)	Interconnection revenue
     - The YoY and QoQ increase was due to the increased call traffic.
     - ‘04 2Q interconnection revenue was relatively low because the full impact of interconnection rate adjustment amount for the 1st half of 2004 was reflected in the 2nd quarter of 2004 when the new interconnection rate was agreed on July 2004.

B. Operating expenses

(KRW bn)	Q2. ’05	Q2. ’04	Change	Q2. ’05	Q1. ’05	Change
Labor cost	74	96	-23%	74	148	-50%
Commissions paid	716	820	-13%	716	714	0%
Marketing commissions	376	488	-23%	376	380	-1%
Initial commissions	136	145	-6%	136	142	-5%
Monthly commissions	89	107	-17%	89	85	5%
Retention commissions	151	236	-36%	151	152	-1%
Other commissions	340	332	2%	340	334	2%
Advertising	66	87	-24%	66	56	17%
Depreciation[1]	390	405	-4%	390	370	6%
Network interconnection	240	232	4%	240	218	10%
M -> M	190	175	8%	190	170	12%
M -> L	50	57	-11%	50	48	4%
Leased line	95	90	6%	95	97	-2%
Others[2]	232	191	22%	232	195	19%
Operating expenses	1,814	1,921	-6%	1,814	1,797	1%
1) Labor cost
- The QoQ decrease in labor cost was due to incentive bonus paid in 1st quarter of this year.
2) Commissions paid
- Marketing commissions:
The YoY decrease was due to relatively high marketing commission level in the 2nd quarter of last year resulting from one-way mobile number portability(“MNP”) environment and severe competition in new 010 number market.
3) Advertising cost
- The QoQ increase was due to increase in advertising for promotion of new services.
4) Network interconnection cost
- The YoY and QoQ increase was due to increase in call traffic.
5) Leased line
- Leased line expense increased YoY as more lines were leased to accommodate the increase in wireless Internet traffic, and to enhance call quality after the implementation of MNP.

[1]	Includes R&D related depreciation

[2]	For details, please refer to non-consolidated statements of income in appendix

C. Non-operating items

(KRW bn)	Q2. ’05	Q2. ’04	Change	Q2. ’05	Q1. ’05	Change
Other income	44	72	-39%	44	56	-20%
Interest income	12	18	-35%	12	11	6%
Equity in earnings of affiliates	12	20	N/A	12	6	N/A
Others[1]	20	34	-39%	20	38	-46%
Other expenses	107	124	-14%	107	123	-13%
Interest	66	81	-19%	66	66	-1%
Equity in losses of affiliates	18	—	N/A	18	20	-11%
R&D contribution & donations	19	21	-8%	19	33	-43%
Others[1]	5	23	-79%	5	4	23%
1) Equity in earnings of affiliates
- The QoQ increase was largely due to the increase in earnings of SK Telink and SK Communications.
2) Others in Non-Operating Income
- The QoQ decrease was mainly due to the high dividend income in 1Q 2005.
3) Equity in losses of affiliates
- The YoY increase was largely due to the net loss from SK Teletech and TU Media.
4) Others in Non-Operating expenses
- The YoY decrease was largely due to high impairment loss in long-term investment securities in the 2nd quarter of 2004.
2. Capital Expenditure

(KRW bn)	Q2. ’05	Q2. ’04	Change	Q2. ’05	Q1. ’05	Change
Network	230	270	-15%	230	45	415%
2G / 1X / EV-DO	101	238	-58%	101	4	2,424%
WCDMA	108	2	4,774%	108	37	189%
Backbone & others	21	30	-28%	21	3	565%
Non-Network	48	87	-46%	48	46	4%
Wireless Internet & marketing	35	54	-36%	35	34	3%
General supporting	13	34	-62%	13	12	8%
Total CapEx	278	358	-22%	278	90	207%

[1]	For details, please refer to non-consolidated statements of income in appendix

3. Balance Sheet

(KRW bn)	2005. 6	2004. 6	Change		2005. 6	2005. 3	Change
Total assets	13,758	13,490	2%		13,758	14,108	-2%
Current assets	3,983	3,648	9%		3,983	4,101	-3%
Cash & marketable securities	810	736	10%		810	1,016	-20%
Investment assets	2,012	1,997	1%		2,012	2,112	-5%
Property & equipment	4,333	4,351	0%		4,333	4,408	-2%
Intangible assets	3,430	3,493	-2%		3,430	3,487	-2%
Total liabilities	6,509	7,147	-9%		6,509	7,282	-11%
Current liabilities	2,246	3,384	-34%		2,246	2,998	-25%
Short-term borrowings	500	180	178%		500	200	150%
Current portion of long-term debt	—	1,398	N/A		—	499	N/A
Long-term liabilities	4,263	3,763	13%		4,263	4,284	0%
Bond payable & long-term borrowings	3,096	2,722	14%		3,096	3,087	0%
Total shareholders’ equity	7,249	6,343	14%		7,249	6,826	6%
Debt/Equity ratio[1]	49.6%	67.8%	-18.2	%p	49.6%	55.5%	-5.9	%p
1) Cash & marketable securities
     - QoQ decrease was due temporarily to the high balance as of March in consideration of dividend payment due in April.
2) Investment assets
- The QoQ decrease was due to the revaluation of investment securities such as POSCO shares
3) Total liabilities
- The QoQ decrease in debt to equity ratio was due to repayment of mature debt.
4) Total Shareholder’s equity
- Increase in shareholders’ equity was due to increase in retained earnings as of June 2005.

[1]	Debt/Equity Ratio = Interest-bearing debt / Shareholders’ equity

* Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Corporate bonds

III. Operating Result

	Q2. ’05	Q2. ’04	Change		Q2. ’05	Q1. ’05	Change
Subscribers (‘000)	19,196	18,595	3%		19,196	19,007	1%
Net adds	189	157	21%		189	224	-16%
Activations	1,261	1,277	-1%		1,261	1,323	-5%
Deactivations	1,072	1,120	-4%		1,072	1,099	-2%
Monthly churn rate	1.9%	2.0%	-0.1	%p	1.9%	1.9%	-0.1	%p
Average subscribers(‘000)	19,099	18,540	3%		19,099	18,892	1%

ARPU (KRW)	44,105	42,861	3%		44,105	42,557	4%
Sign-up fee	1,025	1,022	0%		1,025	1,082	-5%
Monthly fee & call charge	26,962	29,316	-8%		26,962	26,325	2%
VAS & others	1,719	1,601	7%		1,719	1,651	4%
Wireless Internet	10,419	7,501	39%		10,419	9,664	8%
Interconnection	3,981	3,421	16%		3,981	3,835	4%

MOU (Minutes)[1]
Outgoing	196	194	1%		196	185	6%
Incoming	117	113	3%		117	107	9%

Subscribers by handset feature (‘000)
1x (Including EV-DO)	17,940	16,210	11%		17,940	17,580	2%
EV-DO (Including June)	7,416	5,398	37%		7,416	7,022	6%
June	4,801	2,777	73%		4,801	4,055	18%
Color	16,279	13,329	22%		16,279	15,671	4%

Data ARPU by handset (KRW)[2]
2G	2,242	1,604	40%		2,242	2,074	8%
1X(Including EV-DO)	10,622	7,644	39%		10,622	9,730	9%
Color	11,594	9,016	29%		11,594	10,764	8%

[1]	MOU for May and June of 2005 is an estimate.

[2]	Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

IV. Appendix (Non-Consolidated Statements of Income)

(KRW mn)	Q2. ’05	Q2. ’04	Change	Q2. ’05	Q1. ’05	Change
Operating revenue	2,527,150	2,383,994	143,156	2,527,150	2,411,935	115,215

Operating expenses	1,813,761	1,921,303	(107,543)	1,813,761	1,797,473	16,288

Labor cost [1]	74,335	96,349	(22,015)	74,335	147,865	(73,530)

Commissions paid	715,926	819,720	(103,794)	715,926	713,836	2,090

Advertising	66,033	87,248	(21,215)	66,033	56,319	9,714

Depreciation[2]	389,946	405,262	(15,316)	389,946	369,582	20,364

Network interconnection	240,446	231,903	8,543	240,446	217,907	22,540

Leased line	95,190	90,190	5,001	95,190	96,867	(1,677)

Rent	43,347	41,136	2,210	43,347	43,736	(390)

Frequency usage fees	38,814	33,400	5,414	38,814	38,919	(105)

Bad debt	20,100	—	20,100	20,100	14,867	5,233

Others	129,623	116,095	13,528	129,623	97,575	32,049

Operating income	713,390	462,691	250,699	713,390	614,463	98,927

Other income	44,185	72,307	(28,123)	44,185	55,577	(11,392)

Interest income	11,969	18,474	(6,505)	11,969	11,341	628

Equity in earnings of affiliates	11,720	20,089	(8,369)	11,720	6,446	5,274

Dividend income	227	1,263	(1,036)	227	16,204	(15,977)

Foreign exchange & translation gains	246	9,458	(9,212)	246	391	(144)

Others	20,022	23,023	(3,001)	20,022	21,196	(1,174)

Other expenses	106,879	124,316	(17,437)	106,879	122,835	(15,956)

Interest	65,623	80,691	(15,068)	65,623	66,309	(686)

R&D contribution & donations	18,949	20,505	(1,556)	18,949	33,032	(14,083)

Equity in losses of affiliates	17,554	—	17,554	17,554	19,644	(2,091)

Foreign exchange & translation losses	161	9,483	(9,346)	161	678	(517)

Loss on impairment of investment securities	—	11,782	(11,782)	—	—	—

Loss on disposal of investment assets, & property/equipment	1,609	1,400	209	1,609	1,936	(328)

Others	2,984	456	2,528	2,984	1,236	1,748

Ordinary income	650,695	410,682	240,013	650,695	547,205	103,491

Income before income taxes	650,695	410,682	240,013	650,695	547,205	103,491

Income taxes	183,585	111,953	71,632	183,585	178,787	4,798

Net income	467,110	298,729	168,381	467,110	368,418	98,692

[1]	Includes salary, severance pay and other benefits

[2]	Includes R&D related depreciation

IV. Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	2005. 6	2004. 6	Change	2005. 6	2005. 3	Change
Total assets	13,758,476	13,489,680	268,795	13,758,476	14,108,485	(350,009)

Current assets	3,983,128	3,648,439	334,689	3,983,128	4,100,798	(117,670)

Cash and marketable securities[1]	810,146	736,004	74,143	810,146	1,016,188	(206,042)

Accounts receivable — trade	1,580,501	1,392,475	188,026	1,580,501	1,538,968	41,532

Accounts receivable — other	1,325,801	1,306,186	19,615	1,325,801	1,329,551	(3,750)

Short-term loans	74,790	57,896	16,894	74,790	70,953	3,837

Inventories	11,479	9,444	2,035	11,479	10,603	876

Other	180,411	146,434	33,977	180,411	134,534	45,876

Investment assets	2,012,317	1,997,190	15,127	2,012,317	2,112,131	(99,814)

Investment securities [2]	1,766,552	1,573,213	193,339	1,766,552	1,876,472	(109,920)

Long-term loans	19,139	33,099	(13,961)	19,139	21,051	(1,913)

Guarantee deposits	131,293	249,131	(117,838)	131,293	132,086	(793)

Other	95,333	141,746	(46,413)	95,333	82,522	12,811

Property & equipment	4,333,405	4,351,219	(17,814)	4,333,405	4,408,101	(74,696)

Land	465,022	446,147	18,876	465,022	464,488	535

Building & fixture	1,157,493	815,295	342,198	1,157,493	1,152,884	4,609

Machinery	2,239,508	2,390,498	(150,990)	2,239,508	2,341,547	(102,039)

Vehicles & others	278,735	263,392	15,343	278,735	262,627	16,108

Construction in progress	192,647	435,888	(243,241)	192,647	186,554	6,093

Intangible assets	3,429,626	3,492,833	(63,207)	3,429,626	3,487,455	(57,829)

Total liabilities	6,509,265	7,147,101	(637,837)	6,509,265	7,282,202	(772,937)

Current liabilities	2,246,208	3,384,399	(1,138,191)	2,246,208	2,997,989	(751,781)

Short-term borrowings	500,000	180,000	320,000	500,000	200,000	300,000

Accounts payable	654,358	823,824	(169,465)	654,358	626,417	27,941

Income taxes payable	339,767	293,608	46,159	339,767	320,105	19,662

Accrued expenses	434,934	424,927	10,007	434,934	361,998	72,935

Current portion of long-term debt	—	1,397,807	(1,397,807)	—	499,400	(499,400)

Other	317,149	264,233	52,916	317,149	990,068	(672,919)

Long-term liabilities	4,263,057	3,762,703	500,354	4,263,057	4,284,213	(21,156)

Bond payable & long-term borrowings	3,095,743	2,721,504	374,239	3,095,743	3,087,500	8,243

Facility deposits	25,701	37,391	(11,690)	25,701	30,073	(4,371)

Accrued severance indemnities	87,995	89,046	(1,051)	87,995	85,972	2,024

Others	1,053,618	914,762	138,856	1,053,618	1,080,669	(27,051)

Total shareholders’ equity	7,249,211	6,342,579	906,632	7,249,211	6,826,283	422,928

Capital stock	44,639	44,639	—	44,639	44,639	—

Capital surplus	2,966,198	2,983,166	(16,969)	2,966,198	2,964,664	1,533

Retained earnings	6,307,623	5,486,714	820,908	6,307,623	5,840,513	467,110

Capital adjustments	(2,069,249)	(2,171,941)	102,692	(2,069,249)	(2,023,534)	(45,715)

Treasury stock	(2,047,105)	(2,047,105)	—	(2,047,105)	(2,047,105)	—

Unrealized gain(loss) on valuation of investment securities	(25,624)	(129,131)	103,507	(25,624)	18,558	(44,182)

Stock options	3,480	4,295	(815)	3,480	5,013	(1,533)

[1]	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

[2]	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

V. IR Contacts

IR Office	Title	Telephone	Email address
Tae-Jin Park	Head of IR Team	02)6100-1631	tjpark@sktelecom.com

Tae-Geon Park	Manager	02)6100-1632	parktg@sktelecom.com

UK Jang	Manager	02)6100-1633	ujang@sktelecom.com

Joongsuk Oh	Assistant Manager	02)6100-1638	jsoh@sktelecom.com

Hannah Kim	Assistant Manager	02)6100-1640	hannah@sktelecom.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: /s/ Hyun Jong Song Name: Hyun Jong Song
Title: Vice President
Date: July 27, 2005